SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-11927

Moto Photo, Inc.

(Exact name of registrant as specified in its charter)

4444 Lake Center Drive

Dayton, Ohio 45426

(937) 854-6686

(Address, including zip code, and telephone number, including area code, of registrant' s principal executive offices)

Warrants, $0.01 par value

(Title of each class of securities covered by this Form)

Voting Common Stock, $.0.01 par value

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ X] Rule 12-h-3(b)(1)(ii) [ ]

Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ]

Rule 12g-4(a)(2)(i) [ ] Rule 12-h-3(b)(2)(ii) [ ]

Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6 [ ]

Rule 12g-3(b)(1)(i) [ ]

Approximate number of holders of record as of January 1, 2000: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Moto Photo, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MOTO PHOTO, INC.

By:

David A. Mason

Executive Vice President and

Chief Executive Officer

Date: January 10, 2000